Via EDGAR

October 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Geoff Kruczek, Attorney-Adviser, Office of Mergers & Acquisitions

Re:	The Active Network, Inc.
Amendment No. 3 to Schedule 14D-9
Filed October 23, 2013
File No. 005-86639

Dear Mr. Kruczek:

On behalf of our client, The Active Network, Inc. (the “Company”), this letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 28, 2013 with respect to the above captioned Amendment No. 3 to Schedule 14D-9 filed by the Company on October 23, 2013, as amended from time to time (the “Schedule 14D-9”).

Concurrently with this letter, the Company is filing via EDGAR an amendment to the Schedule 14D-9 in response to the Staff’s comments.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require. Capitalized terms used herein but not defined herein have the meaning given to them in the Schedule 14D-9.

1.	We note your revisions in response to prior comment 4; however, the reconciliation provided does not appear to be of the most directly comparable financial measure under GAAP. That is, your reconciliation should include net income rather than income from operations. See Question 103.02 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations. http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Schedule 14D-9 to include the reconciliation to net income (loss) rather than income (loss) from operations.

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Securities and Exchange Commission

October 29, 2013

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to me at (858) 638-6722 or, if more convenient, via e-mail at Michael.Kagnoff@dlapiper.com.

Sincerely,

/s/ Michael S. Kagnoff, Esq.
Michael S. Kagnoff, Esq. DLA Piper LLP (US)

cc:	Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions
David M. Eisler, Esq., Senior Vice President, General Counsel and Corporate Secretary of The Active Network, Inc.